Exhibit 99.3

Half Year Report 2024

2 SHL Telemedicine Ltd. 1 January - 30 June, 2024 Letter to Shareholders Dear Shareholders As we reflect the first half of 2024, we see it as a transitional period for the company’s leadership. During this period, there were changes in the board of directors, and recently Mr. David Arnon was appointed as new CEO of SHL Telemedicine and Dr. Itamar Offer was appointed as new chairman of the board. The first half of 2024 was marked by both challenges and achievements. Despite these challenges we have maintained stable revenues, accomplished significant strategic progress across all operations while maintaining a sufficient cash position to execute our business plans. Despite the challenging conditions with a war in our Israeli domestic market, our Israeli operation remained stable and profitable, we build on our strong customer base(sick funds) in Germany and were able to double the volume of the Doctors’ Virtual Visits services vs previous year with the second largest sick fund. We initiated our direct-to-consumer (B2C) sales of the SmartHeart® ECG platform in the USA, all demonstrating the company’s innovative approach to telemedicine and our commitment to broadening healthcare accessibility. Total revenues for the period were USD 27.9 million, a slight decrease compared to USD 28.4 million in the first half of 2023 in constant currency1. Adjusted EBITDA2 for the period was USD 0.5 million, compared to USD 0.3 million in 2023 in constant currency. Negative cash flow from operations was of USD 0.3 million, compared to negative cash flow of USD 3.3 million in 2023. Net loss for the period was USD 3.9 million, compared to a net loss of USD 2.2 million in the first half of 2023 in constant currency. This was mainly due to decrease in financial income of USD 2.5 million, of which USD 1.8 million related to investor options evaluation (a non-cash item), which was recognized in the first half of 2023, and to exchange rate differences between the US dollar and the New Israeli Shekel. Letter to Shareholders 1 Constant currency – to enable meaningful comparison between 2024 and 2023 results, 2023 results are also presented at 2024 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period. 2 EBITDA excluding stock base compensation expenses and extraordinary expenses.

Letter to Shareholders 3 Israel Revenues for the period remain stable, at the level of USD 20.9 million with a slight increase in profitability, attributed to operational improvement. The B2B services of our Mediton subsidiary which were affected by the war in Gaza during the last quarter of 2023 are now back to normal. Our Israel operation remains highly profitable and allows SHL to maintain significant financial stability. Germany Revenues for the period were USD 6.6 million compared to USD 6.8 million for the first half of 2023 in constant currency. Following significant effort of cost reduction efforts, SHL Germany improved the bottom line by USD 1 million. While we experienced a slight decline in the number of Heart monitoring customers at the beginning of the year, we are now back on track. The Virtual Visits to the BARMER insureds have been doubled compared to 2023, and new contracts have been signed within the Heart Monitoring business with the largest sick fund in Germany and two smaller ones. USA In the US revenues were USD 0.4 million, compared to USD 0.5 million revenues in the first half of 2023. Throughout the year we made significant strides in our direct-to-consumer strategy, prioritizing promotion of the SmartHeart® ECG technology, utilizing the infrastructure of a network of cardiologists that is already set up across the US and is available to perform a remote review and interpretation of SmartHeart® ECG from anywhere. In addition, preliminary results from the randomized study at Mayo Clinic demonstrated a trend toward a decrease in emergency room visits and re-hospitalization for patients who were using the SHL device. On behalf of the Board of Directors and the management team, we thank all employees for their hard work and our business partners and shareholders for the trust they have placed in SHL. Sincerely, Dr. Itamar Offer David Arnon Chairman of the Board CEO

Financial Statements 4 INDEX 5 | Review of Interim Condensed Consolidated Financial Statements 6 | Consolidated Balance Sheets 8 | Consolidated Statements of Comprehensive Income 9 | Consolidated Statements of Changes in Equity 11 | Consolidated Statements of Cash Flows 13 | Notes to Interim Condensed Consolidated Financial Statements

Financial Statements 5 The Shareholders and Board of Directors SHL Telemedicine Ltd. Auditors’ Review Report to the Shareholders and Board of Directors of SHL Telemedicine Ltd. Introduction We have reviewed the accompanying interim condensed consolidated financial statements of SHL Telemedicine Ltd. (“the Company”) and its subsidiaries as of June 30, 2024, which comprise the interim consolidated balance sheet as of June 30, 2024, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the six month period then ended and explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34. Tel-Aviv, Israel September 26, 2024 KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Financial Statements 6 CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands June 30, December 31, 2024 2023 2023 Unaudited Audited ASSETS CURRENT ASSETS: Cash and cash equivalents 10,890 10,435 6,693 Short-term investments 9,435 19,004 19,557 Trade receivables 7,805 8,788 8,557 Inventory 2,902 3,995 3,459 Other accounts receivable 2,080 2,176 1,792 33,112 44,398 40,058 NON-CURRENT ASSETS: Inventory 1,915 1,572 1,913 Prepaid expenses 2,941 3,234 3,220 Call option to non-controlling interests, net - - 147 Long-term deposits 317 334 328 Right-of-use assets 6,909 10,695 7,214 Deferred taxes 1,601 2,213 2,055 13,683 18,048 14,877 PROPERTY AND EQUIPMENT, NET 4,997 4,814 4,892 GOODWILL 31,814 32,320 32,965 INTANGIBLE ASSETS, NET 19,238 20,244 20,257 Total assets 102,844 119,824 113,049 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

| | June 30, | | December 31, |
|---|---|---|---|
| | 2024 | 2023 | 2023 |
| | Unaudited | | Audited |
| LIABILITIES AND EQUITY | | | |
| CURRENT LIABILITIES: | | | |
| Credit from banks and others | 2,112 | 2,101 | 2,160 |
| Current maturities of lease liabilities | 2,137 | 2,398 | 2,435 |
| Deferred revenues | 382 | 218 | 304 |
| Income taxes payable | 98 | 144 | 119 |
| Trade payables | 3,501 | 3,668 | 3,884 |
| Other payables | 7,007 | 7,353 | 8,536 |
| | 15,237 | 15,882 | 17,438 |
| NON-CURRENT LIABILITIES: | | | |
| Loans from banks | 9,030 | 11,320 | 10,460 |
| Deferred taxes | 2,086 | 2,417 | 2,313 |
| Lease liabilities | 4,632 | 8,847 | 4,804 |
| Employee benefit liabilities | 1,591 | 1,488 | 1,573 |
| Put option to non-controlling interests, net | - | 241 | - |
| | 17,339 | 24,313 | 19,150 |
| Total liabilities | 32,576 | 40,195 | 36,588 |
| EQUITY: | | | |
| Attributable to equity holders of the Company: | | | |
| Issued capital | 48 | 48 | 48 |
| Additional paid-in capital | 156,637 | 155,874 | 156,334 |
| Treasury shares | (2) | (2) | (2) |
| Foreign currency translation reserve | (7,803) | (6,693) | (5,294) |
| Capital reserve for options | 1,514 | 1,514 | 1,514 |
| Capital reserve for remeasurement gains on defined benefit plans | 1,058 | 1,000 | 1,058 |
| Accumulated deficit | (84,131) | (75,291) | (80,130) |
| | 67,321 | 76,450 | 73,528 |
| Non-controlling interests | 2,947 | 3,179 | 2,933 |
| Total equity | 70,268 | 79,629 | 76,461 |
| **Total liabilities and equity** | **102,844** | **119,824** | **113,049** |

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

| September 26, 2024<br>Date of approval of the financial statements | Nir Rotenberg<br>Director | David Arnon<br>CEO |
|---|---|---|

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Financial Statements

Financial Statements 8 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME U.S. dollars in thousands (except per share data) Six months ended Year ended June 30, December 31, 2024 2023 2023 Note Unaudited Audited Revenues 27,869 29,005 57,075 Cost of revenues 14,774 16,228 31,814 Gross profit 13,095 12,777 25,261 Research and development costs 2,597 2,389 5,260 Selling and marketing expenses 5,578 5,620 10,581 General and administrative expenses 8,427 8,689 16,228 Other expenses 415 529 2,198 Operating loss (3,922) (4,450) (9,006) Financial income 1,316 4,462 4,833 Financial expenses (819) (1,426) (1,791) Loss before taxes on income (3,425) (1,414) (5,964) Taxes on income 465 706 891 Net loss (3,890) (2,120) (6,855) Other comprehensive income: Other comprehensive income not to be reclassified to profit or loss in subsequent periods: Re-measurement gain on defined benefit plans - - 52 Other comprehensive loss to be reclassified to profit or loss in subsequent periods: Foreign currency translation reserve (2,614) (3,571) (2,119) Total other comprehensive loss (2,614) (3,571) (2,067) Total comprehensive loss (6,504) (5,691) (8,922) Net income (loss) attributable to: Equity holders of the Company (4,001) (2,217) (7,056) Non-controlling interests 111 97 201 (3,890) (2,120) (6,855) Total comprehensive income (loss) attributable to: Equity holders of the Company (6,510) (5,619) (9,001) Non-controlling interests 6 (72) 79 (6,504) (5,691) (8,922) Earnings per share attributable to equity holders of the Company: Basic loss (0.24) (0.14) (0.43) Diluted loss (0.24) (0.25) (0.54) The accompanying notes are an integral part of the interim condensed consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

| | Issued capital | Additional paid-in capital | Treasury shares | Foreign currency translation reserve | Capital reserve for options | Capital reserve for remeasurement gains on defined benefit plans | Accumulated deficit | Total | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 2024 (audited)** | 48 | 156,334 | (2) | (5,294) | 1,514 | 1,058 | (80,130) | 73,528 | 2,933 | 76,461 |
| Share-based payments | - | 284 | - | - | - | - | - | 284 | 27 | 311 |
| Equity component of transaction with non-controlling interest | - | 19 | - | - | - | - | - | 19 | (19) | - |
| Net profit (loss) | - | - | - | - | - | - | (4,001) | (4,001) | 111 | (3,890) |
| Total other comprehensive loss | - | - | - | (2,509) | - | - | - | (2,509) | (105) | (2,614) |
| **Balance as of June 30, 2024 (unaudited)** | 48 | 156,637 | (2) | (7,803) | 1,514 | 1,058 | (84,131) | 67,321 | 2,947 | 70,268 |

| | Issued capital | Additional paid-in capital | Treasury shares | Foreign currency translation reserve | Capital reserve for options | Capital reserve for remeasurement gains on defined benefit plans | Accumulated deficit | Total | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2023 (audited) | 43 | 130,009 | (2) | (3,291) | 1,002 | 1,000 | (73,074) | 55,687 | 3,602 | 59,289 |
| Exercise of share options | 5 | 25,114 | - | - | 512 | - | - | 25,631 | - | 25,631 |
| Share-based payments | - | 691 | - | - | - | - | - | 691 | 85 | 776 |
| Equity component of transaction with non-controlling interest | - | 60 | - | - | - | - | - | 60 | (60) | - |
| Net profit (loss) | - | - | - | - | - | - | (2,217) | (2,217) | 97 | (2,120) |
| Total other comprehensive loss | - | - | - | (3,402) | - | - | - | (3,402) | (169) | (3,571) |
| Dividend to non-controlling interests | - | - | - | - | - | - | - | - | (376) | (376) |
| **Balance as of June 30, 2023 (unaudited)** | 48 | 155,874 | (2) | (6,693) | 1,514 | 1,000 | (75,291) | 76,450 | 3,179 | 79,629 |

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

9

Financial Statements

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

| | Issued capital | Additional paid-in capital | Treasury shares | Foreign currency translation reserve | Capital reserve for options | Capital reserve for remeasurement gains on defined benefit plans | Accumulated deficit | Total | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2023 (audited) | 43 | 130,009 | (2) | (3,291) | 1,002 | 1,000 | (73,074) | 55,687 | 3,602 | 59,289 |
| Exercise of share options | 5 | 25,114 | - | - | 512 | - | - | 25,631 | - | 25,631 |
| Exercise of Employee options | * | * | - | - | - | - | - | - | - | - |
| Share-based payments | - | 1,116 | - | - | - | - | - | 1,116 | 136 | 1,252 |
| Equity component of transaction with non-controlling interest | - | 95 | - | - | - | - | - | 95 | (95) | - |
| Dividend paid to non-controlling interests | - | - | - | - | - | - | - | - | (789) | (789) |
| Net profit (loss) | - | - | - | - | - | - | (7,056) | (7,056) | 201 | (6,855) |
| Total other comprehensive income (loss) | - | - | - | (2,003) | - | 58 | - | (1,945) | (122) | (2,067) |
| **Balance as of December 31, 2023 (audited)** | **48** | **156,334** | **(2)** | **(5,294)** | **1,514** | **1,058** | **(80,130)** | **73,528** | **2,933** | **76,461** |

10

* Represents less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Financial Statements

Financial Statements 11 CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands Six months ended Year ended June 30, December 31, 2024 2023 2023 Unaudited Audited Cash flows from operating activities: Net loss (3,890) (2,120) (6,855) Adjustments required to reconcile net loss to net cash used in operating activities: Income and expenses not involving operating cash flows: Depreciation and amortization 3,715 3,512 7,692 Capital loss from disposals of property and equipment 51 16 278 Capital gain from amendment of lease liabilities - - (399) Change in employee benefit liabilities, net 74 69 180 Financial expenses (income), net 14 (2,432) (2,446) Valuation gains of short-term investments (557) (723) (848) Cost of share-based payments 311 776 1,252 Tax expenses 465 706 891 4,073 1,924 6,600 Changes in operating assets and liabilities: Decrease (increase) in trade receivables, net 458 (1,413) (975) Decrease (increase) in inventory 359 (411) (156) Decrease (increase) in prepaid expenses 169 (35) 44 Decrease (increase) in other accounts receivable (356) (368) 62 Increase (decrease) in trade payables (251) 98 235 Increase (decrease) in deferred revenues 90 (30) 51 Increase (decrease) in other accounts payable (916) (460) 965 (447) (2,619) 226 Cash paid and received: Interest received 900 566 621 Interest paid (575) (709) (1,296) Income tax received - 9 8 Income taxes paid (407) (344) (800) (82) (478) (1,467) Net cash used in operating activities (346) (3,293) (1,496) The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Financial Statements 12 CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands Six months ended Year ended June 30, December 31, 2024 2023 2023 Unaudited Audited Cash flows from investing activities: Purchase of property and equipment (867) (578) (1,289) Investment in intangible assets (1,629) (2,196) (4,203) Investment in short-term deposits - (9,783) (9,840) Proceeds from short-term deposits 10,032 5,900 5,855 Purchase of short-term investments (1,578) (963) (2,291) Proceeds from sale of short-term investments 1,344 1,022 2,422 Net cash provided by (used in) investing activities 7,302 (6,598) (9,346) Cash flows from financing activities: Dividend paid to non-controlling interests - (376) (789) Payment of lease liabilities (1,369) (1,237) (2,648) Exercise of share options - 20,298 20,298 Payment of long-term loans (1,054) (1,055) (2,070) Payment of liability to underwriter - (1,124) (1,124) Other - 12 - Net cash provided by (used in) financing activities (2,423) 16,518 13,667 Effect of exchange rate changes on cash and cash equivalents (336) (675) (615) Increase in cash and cash equivalents 4,197 5,952 2,210 Cash and cash equivalents at the beginning of the period 6,693 4,483 4,483 Cash and cash equivalents at the end of the period 10,890 10,435 6,693 Non-cash transactions: Right-of-use asset recognized with corresponding lease liability 1,147 1,065 (1,265) Liability derecognized and recorded in equity upon exercise of share options - 5,333 5,333 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

# NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

## NOTE 1 | GENERAL

**a.** These consolidated financial statements have been prepared in a condensed format as of June 30, 2024 and for the six months then ended. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes of SHL Telemedicine Ltd. ("the Company") as of December 31, 2023 and for the year then ended ("the annual financial statements").

**b. The effects of the Swords of Iron War:**
In continuation of the description in Note 1 to the annual consolidated financial statements regarding the effects of the Swords of Iron War ("the war"), the Company believes that the effects of the war on the Company's business activities in the reporting period are not material.

**c.** Following are data regarding the Israeli CPI and the exchange rates of the Euro, U.S. dollar and the Swiss Franc in relation to the new Israeli Shekel (NIS):

| | Israeli | Exchange rate | | |
|---|---|---|---|---|
| | CPI | € 1 | U.S. $ 1 | CHF 1 |
| For the period ended | Points | | N I S | |
| June 30, 2024 | 253.8 | 4.02 | 3.76 | 4.18 |
| June 30, 2023 | 246.7 | 4.02 | 3.7 | 4.11 |
| December 31, 2023 | 248.6 | 4.01 | 3.63 | 4.31 |
| Change during the period | | % | | |
| June 2024 (6 months) | 2.1 | 0.2 | 3.6 | (3.1) |
| June 2023 (6 months) | 2.2 | 7.2 | 5.1 | 7.6 |
| December 31, 2023 | 3 | 6. 9 | 3.1 | 12.8 |

* The index on an average basis of 1993 = 100.

## NOTE 2 | SIGNIFICANT ACCOUNTING POLICIES

**a. Basis of preparation of the interim condensed consolidated financial statements:**
The interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting.

The significant accounting policies and methods of computation adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements except as described in b. below.

**b. Initial adoption of amendments to International Financial Reporting Standards:**

**Amendment to IAS 1, "Presentation of Financial Statements":**
In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

- Only financial covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.
- In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that

13

Financial Statements

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are applied retrospectively for annual periods beginning on January 1, 2024.

The Amendments did not have a material impact on the Company's interim consolidated financial statements.

### c. Disclosure of new Standards in the period prior to adoption

**IFRS 18, "Presentation and Disclosure in Financial Statements":**

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements".

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows", and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

## NOTE 3 | REVENUES

| | Six months ended June 30, | | Year ended December 31, |
|---|---|---|---|
| | 2024 | 2023 | 2023 |
| | Unaudited | | Audited |
| Revenues from services performed during the period | 27,375 | 28,195 | 55,678 |
| Revenues from sale of devices | 494 | 810 | 1,397 |
| | 27,869 | 29,005 | 57,075 |

## NOTE 4 | MATERIAL EVENTS DURING THE REPORTING PERIOD

a. In March, 2024 the Company announced that Erez Nachtomy, the Company's CEO, will be stepping down as CEO in mid-June 2024. In June, 2024 the Company announced that Mr. Nachtomy has agreed to remain as the CEO until the end of August 2024. See also Note 6a regarding the appointment of a new CEO.

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Financial Statements

Financial Statements 15 b. During the period, the Company’s Board of Directors approved the grant of 20,000 options to a consultant, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The fair value of options granted is CHF 1.403 ($ 1.571). The fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 4.89; exercise price – CHF 8.50; expected volatility – 53.06%; risk free interest rate – 0.65%; expected dividend – 0%; and expected average life of options 4.6 years. c. According to the terms of the Put and Call Options granted in the acquisition of the Mediton Group in 2021, the Put Option may be exercised for a period of one year commencing from September 2024. The fair value of the Put and Call options based on economic assumptions as to exercise date is insignificant as of June 30, 2024. See also Note 6e regarding the notice of exercising of the PUT option by non-controlling interests. NOTE 5 | SEGMENT INFORMATION As presented in the annual financial statements, the Group operates in three geographic segments: Israel, Europe (principally Germany) and Rest of the world (“Row”). Management monitors the operating results of its geographical units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment profit. SG&A Group expenses and some research and development expenses are mostly allocated to the separate geographic units. Some corporate expenses, some research and development expenses, finance costs and finance income and income taxes are managed on a group basis and are not allocated to the geographic segments. Revenues are allocated based on the location of the end customer. The Group presents disaggregated revenue information based on types of customers: Individual customers and communities, Institutions and payers (income from service agreements with institutions, insurance companies and HMOs), and others. a. Segment revenues: Individuals Institutions and and communities payers Others Total Six months ended June 30, 2024 (unaudited): Europe - 6,557 - 6,557 Israel 10,195 10,745 - 20,940 Row - - 372 372 Total revenues 10,195 17,302 372 27,869 Six months ended June 30, 2023 (unaudited): Europe - 6,831 - 6,831 Israel 10,909 10,716 - 21,625 Row - - 549 549 Total revenues 10,909 17,547 549 29,005 Year ended December 31, 2023 (audited): Europe - 14,067 - 14,067 Israel 20,913 21,179 - 42,092 Row - - 916 916 Total revenues 20,913 35,246 916 57,075 NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

NOTES TO CONSOLIDATED STATEMENTS U.S. dollars in thousands

**b. Segment profit (loss):**

| | Six months ended June 30, | | Year ended December 31, |
|---|---|---|---|
| | 2024 | 2023 | 2023 |
| | Unaudited | | Audited |
| Europe | (1,699) | (2,672) | (5,347) |
| Israel | 3,912 | 3,976 | 8,424 |
| Row | (2,195) | (1,488) | (3,622) |
| | **18** | **(184)** | **(545)** |
| Unallocated income and expenses: | | | |
| Corporate and R&D expenses | (3,525) | (3,737) | (6,263) |
| Other expenses | (415) | (529) | (2,198) |
| Operating loss | (3,922) | (4,450) | (9,006) |
| Financial income, net | 497 | 3,036 | 3,042 |
| **Loss before taxes on income** | **(3,425)** | **(1,414)** | **(5,964)** |

16

## NOTE 6 | FINANCIAL INSTRUMENTS

**a.** In July, 2024 the Company announced that it has appointed Mr. David Arnon as CEO of the Company.

**b.** In August, 2024 the Company announced that Mr. Yariv Alroy, Chairman of the Company, has informed the Company that he will be stepping down as Chairman and is resigning from the Board of Directors effective immediately.

**c.** In September, 2024 the Company announced that it has appointed Dr. Itamar Ofer as the new Chairman of the Company.

**d.** In September, 2024, following the approval of the Company's Board of Directors, the Company's Special General Meeting of the shareholders approved the grant of 400,000 options to the Company's CEO, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (100,000 options for each installment). The exercise price for options to purchase up to 200,000 Ordinary Shares is CHF 7.12 ($ 8) per share, and for the remaining options to purchase 200,000 Ordinary Shares is CHF 5.34 ($ 6) per share.

**e.** In September, 2024, the main non-controlling interest ("the Sellers") provided notice to the Company that they were exercising their right (the "Put Option Right") to require the Company to purchase all of the Sellers' remaining holdings in Mediton Group according to the Share Purchase Agreement of Mediton in 2021.

Financial Statements

# Information For Investors

## Capital structure

The issued share capital is divided into 16,391,382 registered shares with a par value of NIS 0.01 each (excluding 1,372 ordinary shares of NIS 0.01 par value each held by SHL)

## Significant shareholders

| | Number of Ordinary Shares Held | % Including Treasury shares | % Excluding Treasury shares |
|---|---|---|---|
| Mrs. Cai Mengke and Kun Shen | 5,969,413 | 36.41% | 36.42% |
| More Provident Funds | 1,812,525 | 11.06% | 11.06% |
| Value Base Group | 1,368,837 | 8.35% | 8.35% |
| Sphera Funds Management Ltd | 819,776 | 5.00% | 5.00% |
| Yariv Alroy | 801,456 | 4.89% | 4.89% |
| Danbar Finance Ltd. | 760,000 | 4.64% | 4.64% |
| SHL Treasury shares | 1,372 | 0.01% | - |

As of June 30, 2024, SHL was aware of the following shareholders with more than 3% of all voting rights in the company.

The above table of Significant Shareholders reflects both actual holdings as of June 30, 2024, after deducting from the total number of shares outstanding 1,372 Ordinary Shares held by SHL, and actual holding as of June 30, 2024calculated including ordinary shares held by SHL, all as indicated above, but does not reflect holding on a fully diluted basis. All in accordance with notifications received by the Company from shareholders and the SAG registrar as of June 30, 2024.

## Statistics on SHL Telemedicine as at June 30, 2024

| Registered shares with a par value of NIS 0.01 each | |
|---|---|
| Securities number | 1128957 |
| Number of shares* | 16,391,382 |
| Market price high/low (CHF) | 7.0/3.5 |
| Market capitalization high/low (CHF million) | 114.7/57.4 |
| Market capitalization 30/06/24 (CHF million) | 75.4 |
| Share capital – nominal value (NIS) | 146,823 |

* Excluding 1,372 ordinary shares held by SHL.

## Share price development



## Listing

All SHL shares are listed on SIX Swiss Exchange

| | |
|---|---|
| Ticker symbol: | SHLTN |
| Currency: | CHF |
| Listing date: | November 15, 2000 |

SHL American Depository Shares ("ADS") are listed on the Nasdaq Capital Market Exchange

| | |
|---|---|
| Ticker symbol: | SHLT |
| Currency: | USD |
| Listing date: | April 3, 2003 |
| Depository bank: | Bank of New York Mellon |

## Investor relations

**SHL Telemedicine Ltd.**

**David Arnon**, CEO
Email: davida@shl-telemedicine.com

**Amir Hai**, Chief Financial Officer
Email: amirh@shl-telemedicine.com

90 Yigal Alon St., Tel Aviv 6789130, Israel
Tel. ++972 3 561 2212
Fax: ++972 3 624 2414

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Financial Statements